UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of July, 2006

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

            Taro Expects to Complete 2005 Audit in August

    HAWTHORNE, N.Y.--(BUSINESS WIRE)--July 18, 2006--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) today announced that it is in the last stages of completing the audit of its financial statements for the year ended December 31, 2005. Taro said it anticipates completion of the audit next month.
    Taro said the completion of the audit would necessitate a delay of the filing of its 2005 Annual Report on Form 20-F, which is expected to be filed at the time the audit is completed. The Company has continued to discuss with its lenders the delay in filing its Form 20-F, and while no assurances can be given, on the basis of these discussions, the Company does not expect any material adverse effect with respect to its debt instruments to result from the delay.
    Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For more information on Taro, please visit www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts, and statements that include the word "will," "expects," "anticipates," "believes," or similar language; and statements concerning expectations regarding the filing of Form 20-F, expectations regarding reporting 2005 results and completion of the 2005 audit, resolution of non-compliance issues with its lenders and the related filing of 2005 Form 20-F and reporting of 2005 results. Although the Company believes that such statements are based on reasonable assumptions and reliable sources, it has no assurance thereof. Factors that could cause actual results to differ include the ability of the Company to finalize its 2005 audit, unanticipated lender actions, general economic conditions, industry and market conditions, regulatory actions and legislative actions in the countries in which Taro operates, the escalation of the conflict in the Middle East, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Kevin Connelly, 914-345-9000 ext. 6338

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2006

                                           TARO PHARMACEUTICAL INDUSTRIES LTD.

                                           By:  /s/ Kevin Connelly
                                                ------------------
                                                Name:  Kevin Connelly
                                                Title: Senior Vice President and
                                                       Chief Financial Officer